UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                RONCO CORPORATION
                                -----------------
                                (Name of Issuer)

                         Common Stock, $.00001 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    776292104
                                    ---------
                                 (CUSIP Number)


                                December 31, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

                                  SCHEDULE 13G

---------------------------------
CUSIP No. 776292104
---------------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Evan J. Warshawsky
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                   (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
                      5  SOLE VOTING POWER
     NUMBER OF
      SHARES             186,588(1)
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         6  SHARED VOTING POWER
       EACH
    REPORTING            -0-
      PERSON          ----------------------------------------------------------
       WITH:          7  SOLE DISPOSITIVE POWER

                         186,588(1)
                      ----------------------------------------------------------
                      8  SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       186,588(1)
--------------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       8.8%(2)
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
----------------------

(1) Represents 160,063 shares of common stock and 26,525 shares of Series A Convertible Preferred Stock. Mr. Warshawsky acquired the shares of common stock subject to repurchase by Ronco Corporation ("Ronco"), at its option, for $0.01 per share, exercisable if Mr. Warshawsky voluntarily terminates his employment or Ronco terminates his employment for "cause." Ronco's repurchase option lapsed with respect to 50% of these shares on June 30, 2005. Ronco's repurchase option will lapse with respect to 25% of these shares on each of the first two anniversaries of June 30, 2005. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.

(2) Calculated on the basis of 2,091,605 shares of Ronco common stock outstanding on December 31, 2005.

Item 1(a).      Name of Issuer:

                Ronco Corporation

Item 1(b).      Address of Issuer's Principal Executive Offices:

                21344 Superior Street
                Chatsworth, California 91311

Item 2(a).      Name of Person Filing:

                Evan J. Warshawsky

Item 2(b).      Address of Principal Business Office or, if none, Residence:

                21344 Superior Street
                Chatsworth, California 91311

Item 2(c).      Citizenship:

                Mr. Warshawsky is a citizen of the United States of America.

Item 2(d).      Title of Class of Securities:

                Common Stock, $.00001 par value

Item 2(e).      CUSIP Number:

                776292104

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                Not applicable.

Item 4.         Ownership:

(a) Amount Beneficially Owned: 186,588(1) shares.

(b) Percent of Class: 8.8%(2)

(c) Number of shares as to which such person has:

    (i)   Sole power to vote or to direct the vote:                   186,588(1)

    (ii)  Shared power to vote or to direct the vote:                     -0-

    (iii) Sole power to dispose or to direct the disposition of:      186,588(1)

    (iv)  Shared power to dispose or to direct disposition of:            -0-

----------------------

(1) Represents 160,063 shares of common stock and 26,525 shares of Series A Convertible Preferred Stock. Mr. Warshawsky acquired the shares of common stock subject to repurchase by Ronco Corporation ("Ronco"), at its option, for $0.01 per share, exercisable if Mr. Warshawsky voluntarily terminates his employment or Ronco terminates his employment for "cause." Ronco's repurchase option lapsed with respect to 50% of these shares on June 30, 2005. Ronco's repurchase option will lapse with respect to 25% of these shares on each of the first two anniversaries of June 30, 2005. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.

(2) Calculated on the basis of 2,091,605 shares of Ronco common stock outstanding on December 31, 2005.

Item 5.         Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                Not applicable.

Item 8.         Identification and Classification of Members of the Group:

                Not applicable.

Item 9.         Notice of Dissolution of Group:

                Not applicable.

Item 10.        Certification:

                Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 10, 2006                        By: /s/ Evan J. Warshawsky
                                                   -----------------------------
                                                   Evan J. Warshawsky